OLD POINT FINANCIAL CORPORATION


05049471


RECD S.E.C.
APR 1 2005
1086



"it's all about our people"









2004 ANNUAL REPORT

OLD POINT MISSION STATEMENT

We will serve the financial needs of our customers. ◦ We will provide dependable products, fairly priced. ◦ We will be full partners in the growth and development of our community. ◦ We will value and reward our employees' contributions. ◦ We will return a fair profit to our shareholders.

Excellent service is the hallmark of our business.

FEATURED ON THE COVER FROM TOP TO BOTTOM:
Jean Evans Parra, *Electronic Banking Officer;* **Thomas S. Vitaletti**, *Vice President/ UVEST Investment Consultant;* **Henry L. Mills, Jr**. (seated), *Vice President;* **Cary B. Epes**, *Executive Vice President & Chief Lending Officer, and* **Deborah D. Stoddard**, *Commercial Services Officer.*



EARNINGS PER SHARE
Dollars
2.25
1.80
1.35
.90
.45
0
2000
2001
2002
2003
2004



DIVIDENDS PER SHARE
Dollars
.70
.60
.50
.40
.30
.20
.10
0
2000
2001
2002
2003
2004



BOOK VALUE PER SHARE
Dollars
20.00
16.00
12.00
8.00
4.00
0
2000
2001
2002
2003
2004

Selected Financial Highlights

Years Ended December 31,	**2004**	2003	2002	2001	2000
		(in thousands except per share data)			
Results of Operations					
Interest income	**$ 33,639**	$ 33,167	$ 34,112	$ 35,108	$ 33,644
Interest expense	**9,248**	9,643	11,956	16,156	16,707
Net interest income	**24,391**	23,524	22,156	18,952	16,937
Provision for loan loss	**850**	1,000	1,700	1,200	625
Net interest income after provision for loan loss	**23,541**	22,524	20,456	17,752	16,312
Gains (losses) on sales of investment securities	**215**	60	14	(1)	44
Noninterest income	**9,205**	7,408	7,128	6,543	5,641
Noninterest expenses	**21,172**	19,596	18,291	16,850	15,657
Income before taxes	**11,789**	10,396	9,307	7,444	6,340
Income taxes	**3,209**	2,571	2,256	1,734	1,207
Net income	**$ 8,580**	$ 7,825	$ 7,051	$ 5,710	$ 5,133
Financial Condition					
Total assets	**$ 686,275**	$ 645,915	$ 576,623	$ 518,759	$ 477,096
Total deposits	**512,160**	490,422	454,052	412,303	374,779
Total loans	**433,253**	405,111	377,961	346,483	319,910
Stockholders' equity	**69,139**	63,299	58,116	50,912	46,497
Average assets	**669,869**	600,733	543,184	502,035	459,603
Average equity	**66,456**	61,085	55,079	49,721	43,258
Pertinent Ratios					
Return on average assets	**1.28%**	1.30%	1.30%	1.14%	1.12%
Return on average equity	**12.91%**	12.81%	12.80%	11.48%	11.87%
Dividends paid as a percent of net income	**28.92%**	27.35%	25.19%	28.17%	29.23%
Average equity as a percent of average assets	**9.92%**	10.17%	10.14%	9.90%	9.41%
Per Share Data					
Basic EPS	**$ 2.15**	$ 1.98	$ 1.80	$ 1.47	$ 1.32
Cash dividends declared	**0.62**	0.54	0.453	0.413	0.387
Book value	**17.23**	15.92	14.76	13.06	11.97
Growth Rates					
Year end assets	**6.25%**	12.02%	11.15%	8.73%	9.35%
Year end deposits	**4.43%**	8.01%	10.13%	10.01%	3.84%
Year end loans	**6.95%**	7.18%	9.09%	8.31%	13.59%
Year end equity	**9.23%**	8.92%	14.15%	9.50%	13.92%
Average assets	**11.51%**	10.59%	8.20%	9.23%	8.48%
Average equity	**8.79%**	10.90%	10.78%	14.94%	5.92%
Net income	**9.65%**	10.98%	23.49%	11.24%	6.45%
Cash dividends declared	**14.81%**	19.21%	9.69%	6.72%	7.50%
Book value	**8.23%**	7.84%	13.07%	9.11%	13.60%

Corporate Profile *Old Point Financial Corporation* is the parent company of *The Old Point National Bank of Phoebus*, a sixteen-branch full service bank serving the community of Hampton Roads from Norge to Chesapeake, and *Old Point Trust & Financial Services, N.A.*, Hampton Roads' foremost wealth management services provider. Founded in 1923, Old Point Financial Corporation is dedicated to providing excellent customer service to consumers and small businesses through a complete range of financial products.



n behalf of the employees and directors of Old Point Financial Corporation, I am pleased to present our 2004 Annual Report. The theme of this year's report is "It's All About Our People." Old Point employees make us what we are, and we are all very proud of our accomplishments together.

A Year of Performance

Old Point Financial Corporation is pleased to report record net income of $8.58 million, or $2.10 per diluted common share for 2004, an increase of 9% over 2003. Our strong financial performance was achieved despite significant expenses incurred as we prepare to comply with the Sarbanes-Oxley Act (SOX). The Company's growth in 2004 was evidenced by several financial indicators:

- Old Point Financial Corporation grew assets by 6%, to $686.28 million, and deposits increased by 4% to $512.16 million
- Total net loans increased by 7% over 2003 to $428.95 million
- Other income, led by deposit services charges, increased by 26%
- Other expenses were held to an increase of 8%
- Old Point Trust & Financial Services achieved a 79% increase in pre-tax earnings.

It's All About Our People

I have often said that we have the best employees in banking. Our officers and staff strike the perfect balance between seasoned experience and youthful enthusiasm. On the one hand, we have 33 employees who have been with Old Point Financial Corporation for more than twenty years and on the other hand, we added 25 new positions in 2004.

Every quarter, we recognize employees who have excelled in providing excellent customer service and have excelled at leadership. Employees from all areas of Old Point Financial Corporation have been honored. In addition, every year virtually all of our employees are involved in numerous charitable causes: from sending supplies to our forces in Iraq, to walking for the American Cancer Society Relay for Life, to tsunami relief and the Junior Achievement Bowl-a-Thon, they contribute to the betterment of life in our community.

Our employees have also been recognized in the communities we serve: ***Louis Morris***, Old Point National Bank's President and CEO, is chairman of the board of the Hampton Roads chapter of the American Red Cross; ***Thad Holloman***, Senior Vice President and our Regional Executive Officer in Newport News, received the Humanitarian Award from the NCCJ (National Conference for Community and Justice) for his work to foster community unity. On this year's annual report cover, we show five employees who represent various areas of the company:

- ***Jean Parra***, who has been with Old Point National Bank since 1991, has been a teller, a branch manager, and now is our Electronic Banking Officer. Jean has two young children, and still finds time to work with her dance classes.
- ***Tom Vitaletti*** is our UVEST representative and a Vice President of the Bank. He has been with Old Point for 4 years, and in that time has built up a significant following as an investment consultant.
- ***Cary Epes***, Executive Vice President and our Chief Lending Officer, is involved with every aspect of life here in Hampton Roads. He has been honored many times during his twelve-year tenure with Old Point National Bank, most lately as the Distinguished Alumnus of Christopher Newport University by the Alumni Society Board of Directors.
- ***Henry Mills***, Vice President, was named the 2003 recipient of the William J. Holloran Award for Entrepreneurial Assistance by the Hampton Roads Chamber of Commerce and the Small Business Assistance Center. Henry has been a commercial loan officer with Old Point since 1995.

to our stockholders

- *Debbie Stoddard*, our Commercial Services Officer, regularly receives letters of praise for her helpfulness. Whether setting up a new direct deposit customer or installing a credit card terminal, Debbie's cheerful demeanor sets her apart.

These are but a few of our exceptional employees who make Old Point Financial Corporation the unique company that it is.

GROWTH

As I have emphasized in the past, Old Point is in a growth mode. In order to accommodate that growth, we have expanded some of our support facilities: we purchased a former bank building at the corner of Mellen and Mallory Streets in Phoebus. The building at 30 South Mallory Street has been converted into our Account Services building. We were able to relocate a number of customer service areas in the building and also give us room to grow.

Our long-awaited New Town office in Williamsburg has now opened. The building is a beautiful facility, located in one of the fast-growing areas of Williamsburg/James City County. During 2005, we hope to open two more new offices: our Independence office in Virginia Beach's Town Center area, and an office in the Eagle Harbor section of Isle of Wight County. We continue to explore other opportunities throughout our market area, as well.



"Our officers and staff strike the perfect balance between seasoned experience and youthful enthusiasm."

Robert F. Shuford

Old Point National Bank Executive Officers:

Robert F. Shuford, Jr., *Chief Operating Officer;* **Cary B. Epes,** *Chief Lending Officer;* **Louis G. Morris,** *President & CEO;* **Margaret P. Causby,** *Risk Management;* **Laurie D. Grabow,** *Chief Financial Officer.*



Products and Services

In 2004, Old Point National Bank offered several new products and services to our customers:

- ***Old Point Overdraft Privilege***, a service that provides our consumer checking account customers with protection against unanticipated cash flow emergencies or account reconciliation errors. The service is free, and normal overdraft fees apply. Privilege limits are determined by account type. The service has proved popular with our customers.
- ***Free Checking*** – in June, a new consumer checking product array was introduced. The product lineup included Freedom Checking, our totally free consumer checking option, as well as five other checking account options. Since the new accounts were offered, new consumer checking account openings increased significantly.
- ***Consumer Loan Offerings*** – several new consumer loan promotions served to provide a year-end boost to outstandings. A fixed-rate 10-year equity loan promotion proved very popular.

Old Point National Bank/ Old Point Financial Corporation Board of Directors:

Back Row:
Dr. Richard F. Clark;
James R. Chisman;
Stephen D. Harris;
Robert F. Shuford;
Gerald E. Hansen;
Louis G. Morris;
Russell Smith Evans, Jr.;
Melvin R. Zimm;
John B. Morgan, II;
Eugene M. Jordan.
Front Row:
Dr. Arthur D. Greene;
John Cabot Ishon;
Dr. H. Robert Schappert.



Technology

We continue in our quest to remain technologically current. In 2004, we installed a new mainframe computer to assist in processing transactions and keep the Bank secure. We have also installed generators in our Phoebus campus to ensure continued operations in the event of power outages.

For several years, we have recognized the need to update our branch account origination and teller functions. During 2004, we formed a committee consisting of individuals from throughout the Company to review our options. Our choice has been made, and we will install the application in 2005. The system, which will include a sales and service component, should provide excellent support for our branches.

During 2004, we passed a milestone in our electronic banking area, in that our Visa Check and ATM card transactions surpassed the one million mark. Our Old Point OnLine banking service has more than 7,000 users, 1,300 of whom also use online bill pay.

Corporate Governance

When Old Point Financial Corporation achieved total assets over $500 million we came under the full governance of the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA. This required us to establish policies and procedures throughout the company to ensure that our internal control system is functioning effectively. In addition, a key section of the Sarbanes-Oxley Act (SOX) came into effect during 2004. Section 404 is designed to prevent financial malpractice and accounting scandals. It provides for a rigorous assessment of internal controls by management. In order to comply with SOX, Old Point Financial Corporation has engaged the firm of Crowe Chisek and Company to consult with our Risk Management area in establishing the process. Crowe Chisek is a well-respected accounting firm that has specialized in corporate governance issues. Although this represents a significant expenditure on the part of the Company, we believe that it will be



Old Point Trust & Financial Services, N.A., Board of Directors

W. Rodney Rosser; Dr. Arthur D. Greene; Dr. Richard F. Clark; Robert F. Shuford; John Cabot Ishon; Eugene M. Jordan, II; Cyrus A. Dolph, IV; Rebekah Ellen Clark Thacker.



Old Point Trust & Financial Services, N.A., Executive Officers:

McKim Williams, Jr., *Trust & Investment Officer;* **Eugene M. Jordan, II,** *President & CEO;* **C. Kay Alligood,** *Chief Administrative Officer.*

money well spent. In addition, the Audit Committee of the Old Point Financial Corporation Board of Directors has named Yount, Hyde & Barbour as our external auditor. YHB has extensive experience in auditing community banks. It was necessary to establish relationships with two firms because SOX has dictated that our external auditors cannot consult as well as audit.

2005 and Beyond

In my forty years of banking, I cannot remember feeling more enthused than I do about 2005. We have the personnel, the capital, and the plan to fulfill our goal to grow to one billion dollars in assets by 2009. Our long-term strategic goals are to grow the Bank, expand our geographic footprint, and increase returns for our shareholders. Our immediate goals for 2005 include:

- Full compliance with the provisions of SOX

- Technology upgrades, to include ATM replacements and branch automation
- Open at least two, and perhaps three, new branches in 2005
- Re-visit our branch banking hours and adjust them to reflect customers' needs
- Hire exceptional employees to meet our customer service needs
- Continue to train our employees to ensure personal and professional development
- Emphasize asset quality as we grow our loan portfolio
- Implement centralized loan processing to ensure consistent compliance and efficiency
- Introduce a new consumer checking account strategy to increase our account openings at least two-fold
- Continue Old Point Trust & Financial Services growth in revenues by continuing to market ourselves as the premier local provider of wealth management services.

Of course, our involvement in the community, both by our excellent staff and at the corporate level, will continue. We are very proud of our home, the Hampton Roads area of Virginia, and support the quality of life here.

Annual Meeting

As always, we are grateful for the support of our shareholders, the guidance of our directors and regional boards, the dedication of our staff and the loyalty of our customers. We welcome your suggestions and input. We look forward to seeing you at our annual Stockholders' meeting, to be held April 26, 2005 at the new Hampton Roads Convention Center in Hampton, Virginia. We expect a large turnout for the meeting and reception in the beautiful building, the newest addition to Hampton Roads meeting places. Old Point Financial Corporation will be one of the first groups to use the Convention Center.



Robert F. Shuford
Chairman, President & Chief Executive Officer

Williamsburg Regional Board



Back row: **Stephen D. Harris; Ronald A. Staples; Peter V. Henderson; Michael J. Fox.**
Front row: **Kimber A. Smith; Dr. Thomas L. Munzel; Mildred B. West; Dr. Timothy K. Johnson.**

Southside Regional Board



Back row: **Robert L. Riddle; Robert G. Bielat; Gerald E. Hansen; Dr. Mason C. Andrews; Chris Wood.**
Front row: **James L. Knox; Jane C. Gardner; Tom B. Langley; Melvin R. Zimm.**

The following discussion is intended to assist readers in understanding and evaluating the financial condition, changes in financial condition and the results of operations of Old Point Financial Corporation (the "Company"). Old Point Financial Corporation consists of the parent company and its wholly-owned subsidiaries, The Old Point National Bank of Phoebus and Old Point Trust & Financial Services, N.A., collectively referred to as the Company. This discussion should be read in conjunction with the consolidated financial statements and other financial information contained elsewhere in this report.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

In addition to historical information, this report may contain forward-looking statements. For this purpose, any statement, that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements may include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy and financial and other goals. Forward-looking statements often use words such as "believes," "expects," "plans," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, and actual results could differ materially from historical results or those anticipated by such statements.

Factors that could have a material adverse effect on the operations and future prospects of the Company include, but are not limited to, changes in: interest rates, general economic conditions, monetary and fiscal policies of the U.S. Government, including policies of the Office of the Comptroller of the Currency, U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and readers are cautioned not to place undue reliance on such statements. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made. In addition, past results of operations are not necessarily indicative of future results.

EXECUTIVE OVERVIEW

Description of Operations Headquartered in Hampton, Virginia, Old Point Financial Corporation is the locally owned parent company of Old Point Trust & Financial Services, N.A. and The Old Point National Bank of Phoebus. Old Point Trust & Financial Services, N.A. is a wealth management services provider. The Old Point National Bank of Phoebus (OPNB) offers a complete line of consumer, mortgage and business banking services, including loan, deposit, cash management, and investment management services to individual and business customers. OPNB is an independent community bank with 16 branches throughout the Hampton Roads localities of Chesapeake, Hampton, Newport News, Norfolk, York County and Williamsburg/James City County.

Primary Financial Data for 2004 The Company earned $8.6 million in 2004, a 9.7% increase in net income from 2003. Basic earnings per share increased from $1.98 in 2003 to $2.15 in 2004 and diluted earnings per share increased from $1.92 to $2.10. The Company's increase in net income is mainly attributed to income from service charges on deposit accounts due to the fees associated with Old Point Overdraft Privilege, which began in April 2004.

Significant Factors Affecting Earnings in 2005 The Company plans on opening three new branches in 2005. As with any new facility a negative effect on income is expected in the first few years. In 2005 the Company will also implement a marketing strategy to increase our customer base by acquiring more consumer checking accounts.

CRITICAL ACCOUNTING ESTIMATES

The accounting and reporting policies of the Company are in accordance with U.S. generally accepted accounting principles ("GAAP") and conform to general practices within the banking industry. The Company's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position and/or results of operations. The accounting policy that required management's most difficult, subjective or complex judgments is the Company's Allowance for Loan Losses, which is described below.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting. (1) Statement of Financial Accounting Standards (SFAS) No. 5 *Accounting for Contingencies*, which requires that losses be accrued when occurrence is probable and estimable and (2) SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. All components of the allowance represent an estimation performed pursuant to either SFAS No. 5 or SFAS No. 114. Management's estimate of each SFAS No. 5 component is based on certain observable data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

The Company adopted SFAS No. 114, which has been amended by SFAS No. 118, *Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures*. SFAS No. 114, as amended, requires that the impairment of loans that have been separately identified for evaluation is to be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment is to be based on the net realizable value of the collateral. SFAS No. 114, as amended, also requires certain disclosures about investments in impaired loans and the allowance for loan losses and interest income recognized on loans.

Reserves for commercial loans are determined by applying estimated loss factors to the portfolio based on management's evaluation and "risk grading" of the commercial loan portfolio. Reserves are provided for non-commercial loan categories using estimated loss factors applied to the total outstanding loan balance of each loan category. Specific reserves are determined on a loan-by-loan basis based on management's evaluation of the Company's exposure for each credit, given the current payment status of the loan and the net market value of any underlying collateral.

While management uses the best information available to establish the allowance for loan and lease losses, future adjustment to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the valuations or, if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Income Taxes

The Company recognizes expense for federal income and state bank franchise taxes payable as well as deferred federal income taxes for estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the consolidated financial statements. Income and franchise tax returns are subject to audit by the IRS and state taxing authorities. Income and franchise tax expense for current and prior periods is subject to adjustment based on the outcome of such audits. The Company believes it has adequately provided for all taxes payable.

Earnings Summary

Net income was $8.6 million, or $2.10 diluted earnings per share in 2004 compared to $7.8 million, or $1.92 diluted earnings per share in 2003 and $7.1 million, or $1.77 diluted earnings per share in 2002. The net income for 2004 was in-line with management expectations for the year.

Return on average assets was 1.28% in 2004, 1.30% in 2003 and 1.30% in 2002. Return on average equity was 12.91% in 2004, 12.81% in 2003 and 12.80% in 2002.

For the past five years return on average assets has averaged 1.23% and return on average equity has averaged 12.37%. Selected Financial Highlights summarizes the Company's performance for the past five years.

Net Interest Income

The principal source of earnings for the Company is net interest income. Net interest income is the difference between interest and fees generated by earning assets and interest expense paid to fund them. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. The net interest yield is calculated by dividing tax equivalent net interest income by average earning assets. Net interest income, on a fully tax equivalent basis, was $25.4 million in 2004, up $712 thousand from 2003 and up $2.0 million from 2002. The net interest yield was 4.05% in 2004 as compared to 4.37% in 2003 and 4.57% in 2002.

Tax equivalent interest income increased $317 thousand, or .01%, in 2004. Average earning assets grew $62.0 million, or 10.95%. Total average loans increased $31.6 million, or 8.17%, while average investment securities increased $32.8 million, or 20.11%. The yield on earning assets decreased in 2004 by fifty-five basis points primarily due to declining yields in the investment portfolio.

Interest expense decreased $395 thousand, or 4.10%, in 2004 while interest-bearing liabilities increased 11.66% in 2004. The cost of funding those liabilities decreased 32 basis points.

The following table shows an analysis of average earning assets, interest-bearing liabilities and rates and yields.

AVERAGE BALANCE SHEETS, NET INTEREST INCOME* AND RATES*

For the years ended December 31,	2004			2003			2002		
	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid
				(in thousands)					
ASSETS									
Loans	$ 418,781	$ 26,361	6.29%	$ 387,137	$ 26,538	6.85%	$ 362,228	$ 27,320	7.54%
Investment securities:									
Taxable	155,601	5,288	3.40%	116,993	4,368	3.73%	84,867	4,279	5.04%
Tax-exempt	40,063	2,861	7.14%	45,907	3,296	7.18%	49,097	3,540	7.21%
Total investment securities	195,664	8,149	4.16%	162,900	7,664	4.70%	133,964	7,819	5.84%
Federal funds sold	13,475	173	1.28%	15,902	164	1.03%	16,120	250	1.55%
Total earning assets	627,920	34,683	5.52%	565,939	34,366	6.07%	512,312	35,389	6.91%
Reserve for loan losses	(4,723)			(4,789)			(4,304)		
	623,197			561,150			508,008		
Cash and due from banks	16,397			13,906			11,478		
Bank premises and equipment	16,341			14,170			14,718		
Other assets	13,934			11,509			8,980		
Total assets	$ 669,869			$ 600,735			$ 543,184		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Time and savings deposits:									
Interest-bearing transaction accounts	$ 9,654	$ 25	0.26%	$ 10,160	$ 35	0.34%	$ 7,922	$ 46	0.58%
Money market deposit accounts	138,776	798	0.58%	120,206	817	0.68%	110,767	1,242	1.12%
Savings accounts	41,937	213	0.51%	36,613	205	0.56%	31,940	302	0.95%
Time deposits, $100,000 or more	68,434	1,536	2.24%	56,944	1,597	2.80%	56,048	1,991	3.55%
Other time deposits	139,771	4,042	2.89%	147,822	4,704	3.18%	142,591	6,306	4.42%
Total time and savings deposits	398,572	6,614	1.66%	371,745	7,358	1.98%	349,268	9,887	2.83%
Federal funds purchased, securities sold under agreement to repurchase & FHLB advances	88,498	2,615	2.95%	64,296	2,278	3.54%	52,274	2,038	3.90%
Other short term borrowings	1,667	19	1.14%	1,673	7	0.42%	2,172	31	1.43%
Total interest-bearing liabilities	488,737	9,248	1.89%	437,714	9,643	2.20%	403,714	11,956	2.96%
Demand deposits	112,043			99,322			82,028		
Other liabilities	2,671			2,613			2,363		
Total liabilities	603,451			539,649			488,105		
Stockholders' equity	66,418			61,086			55,079		
Total liabilities and stockholders' equity	$ 669,869			$ 600,735			$ 543,184		
Net interest income/yield		$ 25,435	4.05%		$ 24,723	4.37%		$ 23,433	4.57%

**Computed on a fully taxable equivalent basis using a 34% rate*

INTEREST SENSITIVITY

An important element of earnings performance and the maintenance of sufficient liquidity is proper management of the interest sensitivity gap and liquidity gap. The interest sensitivity gap is the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. This gap can be managed by repricing assets or liabilities, which are variable rate instruments, by replacing an asset or liability at maturity or by adjusting the interest rate during the life of the asset or liability. Matching the amounts of assets and liabilities maturing in the same time interval helps to hedge interest rate risk and to minimize the impact of rising or falling interest rates on net interest income.

The Company determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generating and pricing, funding sources and pricing, and off-balance sheet commitments. These decisions are based on management's expectations regarding future interest rate movements, the state of the national and regional economy, and other financial and business risk factors. The Company uses computer simulations to measure the effect of various interest rate scenarios on net interest income. This modeling reflects interest rate changes and the related impact on net interest income and net income over specified time horizons.

Based on scheduled maturities only, the Company was liability sensitive as of December 31, 2004. It should be noted, however, that non-maturing deposit liabilities totaling $200 million, which consist of interest checking, money market, and savings accounts, are less interest sensitive than other market driven deposits. In a rising rate environment these deposit rates have historically lagged behind the changes in earning asset rates, thus mitigating the impact from the liability sensitivity position. The asset/liability model allows the Company to reflect the fact that non-maturing deposits are less rate sensitive than other deposits by using a decay rate. The decay rate is a kind of artificial maturity that simulates maturities for non-maturing deposits over the number of months that more closely reflects historic data. Using the decay rate, the model reveals that the Company is slightly asset sensitive.

When the Company is asset sensitive, net interest income should improve if interest rates rise since assets will reprice faster than liabilities. Conversely, if interest rates fall, net interest income should decline.

The most likely scenario represents the rate environment as management forecasts it to occur. From this base, rate shocks in 100 basis point increments are applied to see the impact on the Company's earnings. The rate shock model reveals that a 100 basis point drop in rates would cause approximately a 6.36% decrease in net income. The rate shock model reveals that a 100 basis point rise in rates would cause approximately a 1.22% increase in net income and that a 200 basis point rise in rates would cause approximately a 2.49% increase in net income at December 31, 2004.

The following table reflects the earlier of the maturity or repricing data for various assets and liabilities as of December 31, 2004:

INTEREST SENSITIVITY ANALYSIS

As of December 31, 2004	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
			(in thousands)		
Uses of funds:					
Federal funds sold	$ 1,978	$ —	$ —	$ —	$ 1,978
Taxable investments	12,736	1,802	155,181	1,107	170,826
Tax-exempt investments	302	1,353	17,213	21,110	39,978
Total investments	15,016	3,155	172,394	22,217	212,782
Loans:					
Commercial	22,244	898	22,751	4,723	50,616
Tax-exempt	87	—	—	2,481	2,568
Consumer	6,818	2,442	43,957	13,913	67,130
Real estate	77,320	6,640	162,033	61,331	307,324
Other	1,900	41	3,374	300	5,615
Total loans	108,369	10,021	232,115	82,748	433,253
Total earning assets	$ 123,385	$ 13,176	$ 404,509	$ 104,965	$ 646,035
Sources of funds:					
Interest checking deposits	10,212	—	—	—	10,212
Money market deposit accounts	147,325	—	—	—	147,325
Regular savings accounts	42,948	—	—	—	42,948
Time deposits, $100,000 or more	23,550	14,859	27,174	—	65,583
Other time deposits	22,430	46,322	75,811	—	144,565
Federal funds purchased, securities sold under agreements to repurchase and FHLB advances	65,769	—	5,000	30,000	100,769
Other borrowed money	3,159	—	—	—	3,159
Total interest bearing liabilities	$ 315,393	$ 61,182	$ 107,985	$ 30,000	$ 514,561
Rate sensitivity GAP	$ (192,008)	$ (48,006)	$ 296,524	$ 74,965	$ 131,474
Cumulative GAP	$ (192,008)	$ (240,015)	$ 56,509	$ 131,474	

Provision for Loan Losses

The provision for loan losses is a charge against earnings necessary to maintain the allowance for loan losses at a level consistent with management's evaluation of the loan portfolio.

The provision for loan losses decreased to $850 thousand in 2004 and was $1.0 million in 2003 and $1.7 million in 2002. The decrease was due to the quarterly calculation of the allowance for loan loss. Although loans charged off for 2004 increased from 2003 as detailed in the next paragraph, a large portion of the charge off amount was specifically allocated in the allowance in previous years. Therefore, additional provisions in 2004 were unnecessary.

Loans that were charged off during 2004 totaled $1.7 million compared to $1.2 million in 2003 and $1.4 million in 2002. Recoveries amounted to $351 thousand in 2004, $462 thousand in 2003 and $383 thousand in 2002. The Company's net loans charged off to year-end loans were 0.32% in 2004, 0.18% in 2003, and 0.27% in 2002. The allowance for loan losses, as a percentage of year-end loans, was .99% in 2004, 1.19% in 2003, and 1.21% in 2002.

As of December 31, 2004, nonperforming assets were $567 thousand, up from $408 thousand at year-end 2003. Nonperforming assets consist of loans in nonaccrual status and other real estate. The 2004 total consisted of other real estate of $165 thousand and $402 thousand in nonaccrual loans. The other real estate consists of $165 thousand in commercial property originally acquired as a potential branch site and now listed for sale. Nonaccrual loans consisted of $285 thousand in real estate loans and $117 thousand in commercial loans not secured by real estate. Loans still accruing interest but past due 90 days or more increased to $1.1 million as of December 31, 2004 compared to $736 thousand as of December 31, 2003.

Noninterest Income

Noninterest income increased $2.0 million, or 26.14% in 2004 from 2003 compared to an increase of $326 thousand, or 4.56% in 2003 from 2002. The growth in other income is attributed to increases in fiduciary income, service charges on deposit accounts and securities gains. The increase in fiduciary income can be attributed to fee increases that were implemented in 2004. Service charges on deposit accounts increased due to the fees associated with a new service called Old Point Overdraft Privilege, which began in April 2004.

Noninterest Expenses

Noninterest expenses increased $1.6 million, or 8.04% in 2004 over 2003 after increasing 7.13% in 2003 from 2002. Salaries and employee benefits increased by $1.1 million, or 9.02%, as a result of normal yearly salary increases, staffing expenses for a new branch that was opened in late 2003, and back office staffing expenses. Occupancy expenses increased $62 thousand or 2.12%. Other operating expenses increased $422 thousand, or 9.25% in 2004 over 2003 due to outside loan review services, Sarbanes-Oxley consulting services and fees paid to consultants in reference to the Old Point Overdraft Privilege product that was introduced in April 2004. The Company anticipates a continued trend of increases in other expense in future periods. Salaries and employee benefits increases as well as occupancy expenses will continue as the Company continues to expand its branch system in 2005. The Company also expects increases to back office staffing expense and consulting and accounting fees related to the implementation of changes to meet the requirements of Section 404 of Sarbanes-Oxley.

Balance Sheet Review

At December 31, 2004, the Company had total assets of $686.3 million, up 6.25% from $645.9 million at December 31, 2003. Total loans as of December 31, 2004 were $433.3 million, up 6.95% from $405.1 million at December 31, 2003. The Company realized significant growth in the real estate category of loans. Note 4 of the consolidated financial statements details the loan volume by category for the past two years.

Average assets in 2004 were $669.9 million compared to $600.7 million in 2003. The growth in assets in 2004 was due to the increase in average investments, which were up 20.11% and average loans, which were up 8.17% in 2004.

Total investment securities at December 31, 2004 were $210.8 million, up 13.80% from $185.2 million on December 31, 2003. The goal of the Company is to provide maximum return on the investment portfolio within the framework of its asset/liability objectives. These objectives include managing interest sensitivity, liquidity and pledging requirements.

At December 31, 2004, total deposits increased to $512.2 million, up 4.43% from $490.4 million on December 31, 2003. Noninterest-bearing deposits decreased $12.6 million, or 11.02% at year-end 2004 over 2003. Savings deposits increased $20.2 million, or 11.19% in 2004 over 2003. Time deposits increased $14.1 million, or 7.21% in 2004 from 2003. Several new time deposit products were introduced in 2004 that offered a choice of higher rates or special features. In July 2004 a free checking product was introduced along with a restructuring of the consumer checking and interest-bearing account products to better meet the needs of the customer.

Capital Resources

Total stockholders' equity as of December 31, 2004 was $69.1 million, up 9.23% from $63.3 million on December 31, 2003. The Company's capital position remains strong as evidenced by the regulatory capital measurements. Under the banking regulations, Total Capital is composed of core capital (Tier 1) and supplemental capital (Tier 2). Tier 1 capital consists of common stockholders' equity less goodwill. Tier 2 capital consists of certain qualifying debt and a qualifying portion of the allowance for loan losses. The following is a summary of the Company's capital ratios for 2004, 2003 and 2002. As shown below, these ratios were all well above the regulatory minimum levels.

	2004 Regulatory Requirements	**2004**	2003	2002
Tier 1	4.00%	**14.45%**	14.06%	13.91%
Total Capital	8.00%	**15.35%**	15.17%	15.12%
Tier 1 Leverage	3.00%	**9.95%**	9.74%	9.79%

Year-end book value was $17.23 in 2004 and $15.92 in 2003. Cash dividends were $2.5 million, or $0.62 per share in 2004 and $2.1 million, or $0.54 per share in 2003. The common stock of the Company has not been extensively traded. The table below shows the high and low closing prices for each quarter of 2004 and 2003. The stock is quoted on the Nasdaq under the symbol "OPOF" and the prices below are based on trade information. There were 1,319 stockholders of the Company as of December 31, 2004. This stockholder count does not include stockholders who hold their stock in a nominee registration.

The following is a summary of the dividends paid and market price on Old Point Financial Corporation common stock for 2004 and 2003.

	2004			2003		
		Market Value			Market Value	
	Dividend	High	Low	Dividend	High	Low
1st Quarter	$0.15	$34.00	$28.75	$0.12	$37.13	$25.00
2nd Quarter	$0.15	$31.89	$27.50	$0.12	$39.00	$29.00
3rd Quarter	$0.16	$30.86	$29.50	$0.15	$34.30	$27.30
4th Quarter	$0.16	$34.75	$29.90	$0.15	$34.31	$28.25

Liquidity

Liquidity is the ability of the Company to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments in securities and loans maturing within one year.

In addition, secondary sources are available through the use of borrowed funds if the need should arise. The Company's sources of funds include a large stable deposit base and secured advances from the Federal Home Loan Bank. As of December 31, 2004, the Company had $34 million in Federal Home Loan Bank (FHLB) borrowing availability. The Company has available short-term unsecured borrowed funds in the form of federal funds with correspondent banks. As of year-end 2004, the Company had $40 million available in federal funds to handle any short-term borrowing needs.

As a result of the Company's management of liquid assets, availability of borrowed funds and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and to meet its customers' future borrowing needs.

The following table sets forth information relating to the Company's sources of liquidity and the outstanding commitments for use of liquidity at December 31, 2004 and December 31, 2003. Dividing the total sources of liquidity by the outstanding commitments for use of liquidity derives the liquidity coverage ratio.

Liquidity Sources and Uses

	December 31, 2004			December 31, 2003		
	Total	In Use	Available	Total	In Use	Available
	(in thousands)					
Sources:						
Federal funds lines of credit	$ 40,000	—	$ 40,000	$ 30,000	—	$ 30,000
Federal Home Loan Bank advances	88,590	55,000	33,590	83,407	50,000	33,407
Federal funds sold			1,978			14,969
Securities, available for sale and unpledged at fair value			85,839			74,971
Total short-term funding sources			$161,407			$153,347
Uses:						
Unfunded loan commitments and lending lines of credit			$ 36,216			$ 43,648
Letters of credit			1,572			487
Commitments to Purchase Assets			1,190			790
Anticipated decline in Borrowed Funds (Demand Note)			3,159			1,811
Total potential short-term funding uses			$ 42,137			$ 46,736
Ratio of short-term funding sources to potential uses			383.1%			328.1%

Management is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on the liquidity, capital resources or operations of Old Point Financial Corporation. Nor is management aware of any current recommendations by regulatory authorities that would have a material effect on liquidity, capital resources or operations. The Company's internal sources of such liquidity are deposits, loan and investment repayments and securities available for sale. The Company's primary external source of liquidity is advances from the FHLB of Atlanta.

Effects of Inflation

Management believes that the key to achieving satisfactory performance in an inflationary environment is its ability to maintain or improve its net interest margin and to generate additional fee income. The Company's policy of investing in and funding with interest-sensitive assets and liabilities is intended to reduce the risks inherent in a volatile inflationary economy.

Off-Balance Sheet Lending Related Commitments

The Company had $94.0 million in consumer and commercial commitments at December 31, 2004. The Company also had $5.2 million at December 31, 2004 in letters of credit that the Bank will fund if certain future events occur.

The Company has the liquidity and capital resources to handle these commitments in the normal course of business.

Contractual Obligations

In the normal course of business there are various outstanding contractual obligations of the Company that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit that may or may not require future cash outflows. The following table provides the Company's contractual obligations as of December 31, 2004:

		Payments due by period			
Contractual Obligations	**Total**	**1 year and less**	**2-3 years**	**4-5 years**	**More than 5 years**
			(in thousands)		
Short-Term Debt Obligations	$ 48,928	$ 48,928	—	—	—
Long-Term Debt Obligations	$ 55,000	$ 5,000	$ 15,000	$ 20,000	$ 15,000
Operating Lease Obligations	$ 1,522	$ 320	$ 648	$ 401	$ 153
Funding Obligations	$ 1,048	$ 1,048	—	—	—
Total contractual cash obligations excluding deposit	$ 106,498	$ 55,296	$ 15,648	$ 20,401	$ 15,153
Deposits	$ 512,160	$ 409,175	$ 72,154	$ 21,717	$ 9,114
Total	$ 618,658	$ 464,471	$ 87,802	$ 42,118	$ 24,267

Short-term debt obligations include federal funds purchased, securities sold under agreement to repurchase and Demand Note US Treasury. As of December 31, 2004, the long-term debt obligations of Federal Home Loan Bank (FHLB) advances increased to $55 million as compared to $50 million as of December 31, 2003.

As of December 31, 2004, there are no other material changes in the Company's contractual obligations disclosed in Old Point Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2003.

Short-Term Borrowings

Short-term borrowings consist of the following at December 31, 2004, 2003 and 2002.

	2004		2003		2002	
	Balance	Rate	Balance	Rate	Balance	Rate
			(in thousands)			
Balance at December 31,						
Federal funds purchased	$ —	0.00%	$ —	0.00%	$ —	0.00%
Securities sold under agreement to repurchase	45,768	1.02%	38,007	0.93%	21,283	1.13%
U.S. treasury demand notes and other borrowed money	3,160	2.00%	1,811	0.75%	6,000	1.00%
Total	$ 48,928		$ 39,818		$ 27,283	
Average daily balance outstanding:						
Federal funds purchased	$ 1,269	1.82%	$ 116	0.53%	$ 1	1.80%
Securities sold under agreement to repurchase	32,978	1.04%	22,162	1.01%	25,475	1.50%
U.S. treasury demand notes and other borrowed money	1,667	1.15%	1,673	0.93%	2,172	1.43%
Total	$ 35,914	1.07%	$ 23,951	1.00%	$ 27,648	1.49%
The maximum amount outstanding at any month-end:						
Federal funds purchased	$ —		$ —		$ —	
Securities sold under agreement to repurchase	$ 46,067		$ 38,502		$26,098	
U.S. treasury demand notes and other borrowed money	$ 5,316		$ 6,000		$ 6,000	

Report of Independent Registered Public Accounting Firm


YHB

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

To the Shareholders and Board of Directors
Old Point Financial Corporation
Hampton, Virginia

We have audited the accompanying consolidated balance sheet of Old Point Financial Corporation and subsidiaries as of December 31, 2004 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Old Point Financial Corporation and subsidiaries for the years ended December 31, 2003 and 2002 were audited by other auditors whose report, dated February 27, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Old Point Financial Corporation and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 20, 2005

Corporate Information

Analysts, investors and others seeking financial information about Old Point Financial Corporation should contact Lani Chisman Davis, Marketing Director (757/728-1286). **Transfer Agent** EquiServe Trust Company, N.A., P.O. Box 43012, Providence, RI 02940-3012. Shareholder inquiries: 1-800-633-4236 ◇ www.equiserve.com. Investors who have questions about their accounts, wish to change ownership of their stock or wish to report lost, stolen or destroyed certificates please contact EquiServe. Investors may also gain access to their Old Point Financial Corporation stock information by visiting **www.oldpoint.com** and clicking on the "Investor Relations" link and following the links from Shareholder Services to Account Access.

Annual Meeting The Old Point Financial Corporation Annual Meeting of Shareholders will be held April 26, 2005, at the new Hampton Roads Convention Center in Hampton, Virginia.

Form 10-K Copies of Old Point Financial Corporation's Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained after March 31, 2005 by writing: Laurie D. Grabow, Chief Financial Officer and Senior Vice President of Finance, Old Point Financial Corporation, P.O. Box 3392, Hampton, Virginia 23663.

Nasdaq Symbol: OPOF Old Point Financial Corporation stock is traded on the Nasdaq SmallCap market. The Nasdaq symbol is OPOF.

Independent Accountants Yount, Hyde & Barbour, P.C., Winchester, VA 22601

CONSOLIDATED BALANCE SHEETS

December 31,	2004	2003
	(in thousands)	
ASSETS		
Cash and due from banks	**$ 11,595**	$ 18,384
Federal funds sold	**1,978**	14,969
Cash and cash equivalents	**13,573**	33,353
Securities available-for-sale, at fair value	**201,380**	172,859
Securities held-to-maturity (fair value approximates $9,542 and $12,922)	**9,424**	12,389
Loans, net of allowance for loan losses of $4,303 and $4,833	**428,950**	400,279
Premises and equipment, net	**18,543**	14,163
Other assets	**14,405**	12,872
	$ 686,275	$ 645,915
LIABILITIES & STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing deposits	**$ 101,527**	$ 114,101
Savings deposits	**200,485**	180,307
Time deposits	**210,148**	196,014
Total deposits	**512,160**	490,422
Federal funds purchased, repurchase agreements and other borrowings	**48,928**	39,818
Federal Home Loan Bank advances	**55,000**	50,000
Accrued expenses and other liabilities	**1,048**	2,376
Total liabilities	**617,136**	582,616
Commitments and contingencies		
Stockholders' Equity:		
Common stock, $5 par value, 10,000,000 shares authorized; 4,013,644 and 3,976,019 shares issued	**20,068**	19,880
Additional paid-in capital	**14,074**	12,433
Retained earnings	**34,804**	30,246
Accumulated other comprehensive income	**193**	740
Total stockholders' equity	**69,139**	63,299
	$ 686,275	$ 645,915

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,	2004	2003	2002
	(in thousands, except per share data)		
INTEREST AND DIVIDEND INCOME:			
Interest and fees on loans	$ 26,290	$ 26,459	$ 27,247
Interest on federal funds sold	173	165	250
Interest on securities:			
Taxable	5,152	4,255	4,182
Tax-exempt	1,889	2,175	2,337
Dividends and interest on all other securities	135	113	96
Total interest and dividend income	33,639	33,167	34,112
INTEREST EXPENSE:			
Interest on savings deposits	1,032	1,057	1,590
Interest on time deposits	5,582	6,301	8,297
Interest on federal funds purchased, securities sold under agreement to repurchase and other borrowings	371	231	413
Interest on Federal Home Loan Bank advances	2,263	2,054	1,656
Total interest expense	9,248	9,643	11,956
Net interest income	24,391	23,524	22,156
Provision for loan losses	850	1,000	1,700
Net interest income, after provision for loan losses	23,541	22,524	20,456
NONINTEREST INCOME:			
Income from fiduciary activities	2,530	2,224	2,223
Service charges on deposit accounts	4,348	2,942	2,880
Other service charges, commissions and fees	1,523	1,263	1,083
Income from bank owned life insurance	458	428	332
Net gain on available-for-sale securities	215	60	14
Other operating income	346	551	610
Total noninterest income	9,420	7,468	7,142
NONINTEREST EXPENSE:			
Salaries and employee benefits	13,201	12,109	11,077
Occupancy and equipment	2,985	2,923	2,811
Postage and courier	443	405	371
Service fees	615	486	336
Data processing	591	488	549
Customer development	404	353	415
Employee professional development	470	427	430
Other	2,463	2,405	2,302
Total noninterest expenses	21,172	19,596	18,291
Income before income taxes	11,789	10,396	9,307
Income tax expenses	3,209	2,571	2,256
Net income	$ 8,580	$ 7,825	$ 7,051
BASIC EARNINGS PER SHARE			
Average shares outstanding *(in thousands)*	3,997	3,959	3,914
Net income per share of common stock	$ 2.15	$ 1.98	$ 1.80
DILUTED EARNINGS PER SHARE			
Average shares outstanding *(in thousands)*	4,086	4,080	3,994
Net income per share of common stock	$ 2.10	$ 1.92	$ 1.77

See Notes to Consolidated Financial Statements.

Old Point Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows

Years Ended December 31,	**2004**	2003	2002
		(in thousands)	
Cash Flows From Operating Activities			
Net income	**$ 8,580**	$ 7,825	$ 7,051
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,270**	1,325	1,361
Provision for loan losses	**850**	1,000	1,700
Net gain on sale of available-for-sale securities	**(172)**	—	—
Net gain on call of available-for-sale securities	**(43)**	(60)	(14)
Net amortization of securities	**31**	45	75
Loss on disposal of equipment	**9**	6	94
Loss on sale of other real estate owned	**6**	41	—
Deferred tax expense (benefit)	**401**	37	(259)
Increase in other assets	**(1,244)**	(2,382)	(6,011)
Increase (decrease) in other liabilities	**(447)**	43	211
Net cash provided by operating activities	**9,241**	7,880	4,208
Cash Flows From Investing Activities			
Purchases of securities	**(119,456)**	(163,267)	(78,093)
Proceeds from maturities and calls of securities	**74,706**	132,727	59,582
Proceeds from sales of available-for-sale securities	**17,213**	147	1,350
Loans made to customers	**(147,355)**	(176,139)	(159,417)
Principal payments received on loans	**117,833**	148,257	126,910
Purchases of premises and equipment	**(5,659)**	(2,215)	(833)
Proceeds from sales of premises and equipment	**—**	1	517
Additions to other real estate owned	**—**	(605)	(1,661)
Proceeds from sales of other real estate owned	**42**	1,229	1,835
Net cash used in investing activities	**(62,676)**	(59,865)	(49,810)
Cash Flows From Financing Activities			
Increase (decrease) in noninterest-bearing deposits	**(12,574)**	23,480	10,643
Increase in savings deposits	**20,185**	20,591	18,229
Proceeds from the sale of time deposits	**124,236**	77,434	116,702
Payments for maturing time deposits	**(110,109)**	(85,135)	(103,825)
Increase (decrease) in federal funds purchased and repurchase agreements	**7,761**	16,723	(7,038)
Increase in Federal Home Loan Bank advances	**5,000**	15,000	10,000
Increase (decrease) in interest bearing demand notes and other borrowed money	**1,349**	(4,189)	5,631
Proceeds from issuance of common stock	**676**	427	378
Repurchase and retirement of common stock	**(466)**	—	—
Effect of nonqualified stock options	**78**	—	—
Cash dividends paid on common stock	**(2,481)**	(2,140)	(1,776)
Net cash provided by financing activities	**33,655**	62,191	48,944
Net increase (decrease) in cash and cash equivalents	**(19,780)**	10,206	3,342
Cash and cash equivalents at beginning of period	**33,353**	23,147	19,805
Cash and cash equivalents at end of period	**$ 13,573**	$ 33,353	$ 23,147
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	**$ 9,185**	$ 9,819	$ 12,251
Income taxes	**2,775**	2,571	2,256
Supplemental Schedule of Noncash Transactions			
Unrealized gain (loss) on investment securities	**$ (2,166)**	$ (1,161)	$ 2,904
Change in minimum liability related to pension	**$ 882**	$ (162)	$ (366)
Transfer of property from Premises & Equipment to Other Real Estate Owned	**$ —**	$ —	$ 515

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2004, 2003 and 2002

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
			(in thousands, except per share data)			
BALANCE AT DECEMBER 31, 2001	2,599,577	$ 12,998	$ 10,455	$ 27,341	$ 118	$ 50,912
Comprehensive income:						
Net income		—	—	7,051	—	7,051
Unrealized holding gains arising during the period (net of tax, $992)					1,926	1,926
Reclassification adjustment, (net of tax, $5)					(9)	(9)
Minimum pension liability adjustment		—	—	—	(366)	(366)
Total comprehensive income		—	—	7,051	1,551	8,602
Sale of common stock	37,400	140	710	(472)	—	378
Stock dividend declared	1,299,743	6,546		(6,546)		—
Cash dividends ($.453 per share)		—	—	(1,776)	—	(1,776)
BALANCE AT DECEMBER 31, 2002	3,936,720	$ 19,684	$ 11,165	$ 25,598	$ 1,669	$ 58,116
Comprehensive income:						
Net income		—	—	7,825	—	7,825
Unrealized holding (losses) arising during the period (net of tax, $374)					(727)	(727)
Reclassification adjustment, (net of tax, $20)		—	—	—	(40)	(40)
Minimum pension liability adjustment		—	—	—	(162)	(162)
Total comprehensive income (loss)		—	—	7,825	(929)	6,896
Sale of common stock	39,299	196	1,268	(1,037)	—	427
Cash dividends ($.54 per share)		—	—	(2,140)	—	(2,140)
BALANCE AT DECEMBER 31, 2003	3,976,019	$ 19,880	$ 12,433	$ 30,246	$ 740	$ 63,299
Comprehensive income:						
Net income		—	—	8,580	—	8,580
Unrealized holding (losses) arising during the period (net of tax $664)					(1,287)	(1,287)
Reclassification adjustment (net of tax, $73)		—	—	—	(142)	(142)
Minimum pension liability adjustment		—	—	—	882	882
Total comprehensive income (loss)		—	—	8,580	(547)	8,033
Sale of common stock	53,374	267	1,563	(1,154)	—	676
Repurchase and retirement of common stock	(15,749)	(79)	—	(387)		(466)
Nonqualified stock options			78			78
Cash dividends ($.62 per share)		—	—	(2,481)	—	(2,481)
BALANCE AT DECEMBER 31, 2004	4,013,644	$ 20,068	$ 14,074	$ 34,804	$ 193	$ 69,139

See Notes to Consolidated Financial Statements.

NOTE 1, SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The consolidated financial statements include the accounts of Old Point Financial Corporation ("the Company") and its wholly-owned subsidiaries, The Old Point National Bank of Phoebus ("the Bank") and Old Point Trust & Financial Services, N.A. ("Trust"). All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations:

Old Point Financial Corporation is a holding company that conducts substantially all of its operations through two subsidiaries, The Old Point National Bank of Phoebus and Old Point Trust & Financial Services, N.A. The Bank services individual and commercial customers, the majority of which are in Hampton Roads. As of December 31, 2004, the Bank has sixteen branch offices. The Bank offers a full range of deposit and loan products to its retail and commercial customers. Trust offers a full range of services for individuals and businesses. Products and services include retirement planning, estate planning, financial planning, trust accounts, tax services, and investment management services.

Use of Estimates:

In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash and Cash Equivalents:

For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and balances due from banks and federal funds sold, all which mature within ninety days.

Investment Securities:

Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (SFAS 115), addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in two categories and accounted for as follows:

- *Held-to-maturity* – Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.
- *Available-for-sale* – Debt and equity securities not classified as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value, with unrealized gains and losses reported as a component of comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans:

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Hampton Roads. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors that the borrower's financial condition is such that collection of interest is doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Off-Balance Sheet Credit Related Financial Instruments:

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial letters of credit, and lines of credit. Such financial instruments are recorded when they are funded.

Other Real Estate Owned:

Other real estate owned is carried at the lower of cost or estimated fair value and consists of foreclosed real property and other property held for sale. The estimated fair value is reviewed periodically by management and any write-downs are charged against current earnings.

Premises and Equipment:

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from 3-39 years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from 3-5 years. Depreciation and amortization are calculated on the straight-line method.

Income Taxes:

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the new deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Pension Plan:

The Company has a non-contributory defined benefit pension plan covering substantially all of its employees. Benefits are based on years of service and average earnings during the highest average sixty-month period during the final one hundred and twenty months of employment.

The Company's policy is to fund the maximum amount of contributions allowed for tax purposes. The Company accrues an amount equal to its actuarially computed obligation under the plan.

The actuarial valuation was performed using the frozen initial liability cost method. Under this method, the Company's contribution equals the sum of the amount necessary to amortize the frozen initial liability (past service base) over a period of years and the normal cost of the plan.

Stock Compensation Plans:

Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company has elected to continue with the accounting methodology in Opinion No. 25. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them.

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	Years Ended December 31,		
	2004	2003	2002
	(in thousands, except per share data)		
Net income, as reported	**$ 8,580**	$ 7,825	$ 7,051
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(225)**	—	(272)
Pro forma net income	$ **8,355**	$ 7,825	$ 6,779
Basic earnings per share – As reported	**2.15**	1.98	1.80
– Pro forma	**2.09**	1.98	1.73
Diluted earnings per share – As reported	**2.10**	1.92	1.77
– Pro forma	**2.04**	1.92	1.70

The pro forma disclosures include the effects of all unexpired awards.

Pro forma amounts in 2004 were computed using a 4.73% risk free interest rate over a 10-year term using an annual dividend rate of 2.07% and a 31.60% volatility rate. Pro forma amounts in 2002 were computed using a 6% risk free interest rate over a 10-year term using an annual dividend rate of between 2.26% and 3.15% and a .01% volatility rate. The pro forma amount was not computed in 2003 because no options were issued.

The pro forma effect of the potential exercise of stock options on basic earnings per share would be to increase the number of weighted average outstanding shares by approximately 89,000 in 2004 and 79,000 in 2002.

Earnings Per Common Share:

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Earnings per common share have been computed based on the following:

	Years Ended December 31,		
	2004	2003	2002
		(in thousands)	
Net income applicable to common stock	**$ 8,580**	$ 7,825	$ 7,051
Average number of common shares outstanding	**3,997**	3,959	3,914
Effect of dilutive options	**89**	121	80
Average number of common shares outstanding used to calculate diluted earnings per common share	**4,086**	4,080	3,994

Trust Assets and Income

Securities and other property held by Trust in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying consolidated financial statements.

Advertising Expense:

Advertising expenses are expensed as incurred.

Reclassifications:

Certain amounts in the consolidated financial statements have been reclassified to conform with classifications adopted in the current year.

Recent Accounting Pronouncements:

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities when the assets, liabilities, non-controlling interests, and results of operations of a variable interest entity need to be included in a Company's consolidated financial statements. An entity is deemed a variable interest entity, subject to the interpretation, if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or in cases in which the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Due to significant implementation issues, the FASB modified the wording of FIN 46 and issued FIN 46R in December of 2003. FIN 46R deferred the effective date for the provisions of FIN 46 to entities other than Special Purpose Entities ("SPEs") until consolidated financial statements issued for periods ending after March 15, 2004. SPEs were subject to the provisions of either FIN 46 or FIN 46R as of December 15, 2003. The adoption of FIN 46 and FIN 46R did not have a material effect on the Company's consolidated financial position or consolidated results of operations.

In December 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The scope of the SOP applies to unhealthy "problem" loans that have been acquired, either individually in a portfolio, or in a business acquisition. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP does not apply to loans originated by the Company. The Company intends to adopt the provisions of SOP 03-3 effective January 1, 2005, and does not expect the initial implementation to have a significant effect on the Company's consolidated financial position or consolidated results of operations.

Emerging Issues Task Force Issue No. (EITF) 03-1 *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* was issued and is effective March 31, 2004. The EITF 03-1 provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115 *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS No. 115") and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the Financial Accounting Standards Board decided to delay the effective date for the measurement and recognition guidance contained in Issue 03-1. This delay does not suspend the requirement to recognize other-than-termporary impairments as required by existing authoritative literature. The disclosure guidance in Issue 03-1 was not delayed.

EITF No. 03-16, *Accounting for Investments in Limited Liability Companies* was ratified by the Board and is effective for reporting periods beginning after June 15, 2004. APB Opinion No. 18, *The Equity Method of Accounting Investments in Common Stock,* prescribes the accounting for investments in common stock of corporations that are not consolidated. AICPA Accounting Interpretation 2, *Investments in Partnerships Ventures,* of Opinion 18, indicated that "many of the provisions of the Opinion would be appropriate in accounting" for partnerships. In *EITF Abstracts,* Topic No. D-46, *Accounting for Limited Partnership Investments,* the SEC staff clarified its view that investments of more than 3 to 5 percent are considered to be more than minor and, therefore, should be accounted for using the equity method. Limited liability companies (LLCs) have characteristics of both corporations and partnerships, but are dissimilar from both in certain respects. Due to those similarities and differences, diversity in practice exists with respect to accounting for non-controlling investments in LLCs. The consensus reached was that an LLC should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a non-controlling investment should be accounted for using the cost method or the equity method of accounting.

NOTE 1, SIGNIFICANT ACCOUNTING POLICIES *(continued)*

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment.* This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). The entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This Statement is effective for public entities that do not file as small business issuers – as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, entities may elect to apply a modified version of retrospective application under which consolidated financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123.

NOTE 2, RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Company must maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. For the final weekly reporting period in the years ended December 2004 and 2003, the aggregate amount of daily average required reserves was approximately $4.5 million and $5.2 million.

The Company has approximately $5.4 million in deposits in financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) at December 31, 2004.

NOTE 3, INVESTMENT SECURITIES

At December 31, 2004, the investment securities portfolio is composed of securities classified as held-to-maturity and available-for-sale, in conjunction with SFAS 115. Investment securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts, and investment securities available-for-sale are carried at fair value.

The amortized cost and fair value of investment securities held-to-maturity at December 31, 2004 and 2003, were:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(in thousands)		
December 31, 2004:				
Obligations of other United States Government Agencies	$ 8,509	$ 45	$ (14)	$ 8,540
Obligations of state and political subdivisions	915	87	—	1,002
	$ 9,424	$ 132	$ (14)	$ 9,542
December 31, 2003:				
United States Treasury securities	$ 176	$ 2	$ —	$ 178
Obligations of other United States Government Agencies	11,198	420	(6)	11,612
Obligations of state and political subdivisions	1,015	117	—	1,132
	$ 12,389	$ 539	$ (6)	$ 12,922

The amortized cost and fair values of investment securities available-for-sale at December 31, 2004 were:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(in thousands)		
United States Treasury securities	$ 999	$ —	$ (7)	$ 992
Obligations of other United States Government agencies	156,740	104	(1,657)	155,187
Obligations of state and political subdivisions	38,568	1,883	(10)	40,441
Money market investment	662	—	—	662
Federal Home Loan Bank stock - restricted	3,757	—	—	3,757
Federal Reserve Bank stock - restricted	169	—	—	169
Other marketable equity securities	193	—	(21)	172
Total	$ 201,088	$ 1,987	$ (1,695)	$ 201,380

The amortized cost and fair values of investment securities available-for-sale at December 31, 2003 were:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(in thousands)		
United States Treasury securities	$ 1,007	$ 31	$ —	$ 1,038
Obligations of other United States Government agencies	122,243	606	(907)	121,942
Obligations of state and political subdivisions	43,293	2,673	(25)	45,941
Money market investment	896	—	—	896
Federal Home Loan Bank stock - restricted	2,500	—	—	2,500
Federal Reserve Bank stock - restricted	169	—	—	169
Other marketable equity securities	293	107	(27)	373
Total	$ 170,401	$ 3,417	$ (959)	$ 172,859

Investment securities carried at $109.8 million and $93.5 million at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase, Federal Home Loan Bank advances and for other purposes required or permitted by law. The Federal Home Loan Bank (FHLB) stock and the Federal Reserve Bank (FRB) stock are stated at cost as these are restricted securities without readily determinable fair values.

The amortized cost and approximate market values of investment securities at December 31, 2004 by contractual maturity are shown below.

	December 31, 2004			
	Available-For-Sale		Held-To-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(in thousands)		
Due in one year or less	$ 4,633	$ 4,623	$ 6,809	$ 6,852
Due after one year through five years	171,482	170,695	1,700	1,688
Due after five years through ten years	15,370	16,234	915	1,002
Due after ten years	4,822	5,069	—	—
Total debt securities	196,307	196,621	9,424	9,542
Other securities without stated maturities	4,781	4,759	—	—
Total investment securities	$ 201,088	$ 201,380	$ 9,424	$ 9,542

NOTE 3, INVESTMENT SECURITIES *(continued)*

The proceeds from the sale of available-for-sale (AFS) investment securities, and the related realized gains and losses are shown below:

	2004	2003	2002
		(in thousands)	
Proceeds from sales of AFS investments	**$ 17,213**	$ 147	$ 1,350
Gross realized gains	**$ 220**	$ —	$ —
Gross realized losses	**$ 48**	$ —	$ —

The tax provision applicable to the net gain in 2004 amounted to $58 thousand.

Information pertaining to securities with gross unrealized losses at December 31, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Year Ended December 31, 2004					
	Less Than Twelve Months		More Than Twelve Months		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
			(in thousands)			
Securities Available-for-Sale						
Debt securities:						
United States Treasury	$ 7	$ 992	$ —	$ —	$ 7	$ 992
United States Government agencies	1,099	120,591	558	14,699	1,657	135,290
State and political subdivisions	10	270	—	—	10	270
Total debt securities	1,116	121,853	558	14,699	1,674	136,552
Marketable equity securities	—	—	21	29	21	29
Total securities available-for-sale	$ 1,116	$ 121,853	$ 579	$ 14,728	$ 1,695	$ 136,581
Securities Held-to-Maturity						
United States Government agencies	$ 8	$ 1,091	$ 6	$ 194	$ 14	$ 1,285
Total securities held-to-maturity	$ 8	$ 1,091	$ 6	$ 194	$ 14	$ 1,285
Total	$ 1,124	$ 122,944	$ 585	$ 14,922	$ 1,709	$ 137,866

	Year Ended December 31, 2003					
	Less Than Twelve Months		More Than Twelve Months		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
			(in thousands)			
Securities Available-for-Sale						
Debt securities:						
United States Government agencies	$ 907	$ 32,338	$ —	$ —	$ 907	$ 32,338
State and political subdivisions	25	1,426	—	—	25	1,426
Total debt securities	932	33,764	—	—	932	33,764
Marketable equity securities	—	—	27	23	27	23
Total securities available-for-sale	$ 932	$ 33,764	$ 27	$ 23	$ 959	$ 33,787
Securities Held-to-Maturity						
United States Government agencies	$ 6	$ 294	$ —	$ —	$ 6	$ 294
Total securities held-to-maturity	$ 6	$ 294	$ —	$ —	$ 6	$ 294
Total	$ 938	$ 34,058	$ 27	$ 23	$ 965	$ 34,081

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2004, eighty-three debt securities have unrealized losses with aggregate depreciation of 1% from the Company's amortized cost basis. These unrealized losses relate principally to U.S. Government Agency Securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

At December 31, 2004, one marketable equity security has an unrealized loss with depreciation of 43% from the Company's cost basis. This unrealized loss has existed for four years and relates to a $50,000 investment in a small business investment corporation purchased under the Community Reinvestment Act investment program. The issuer has shown improved earnings for the past two years. No significant credit issues have been identified that cause management to believe the previous years' decline in fair value is other than temporary. In analyzing the issuer's financial condition, management considers industry analysts' reports, financial performance and projected target prices of investment analysts with a one-year time frame. During the past year the bid price for this investment reached a high of $48,527. Unrealized losses on marketable equity securities that are in excess of 50% of cost, and that have been sustained for more than 24 months are generally recognized by management as being other than temporary and charged to earnings, unless evidence exists to support a realizable value equal to or greater than the Company's carrying value of the investment. Since the trend in market valuation is positive, management believes the fair value depreciation for this equity investment is temporary.

NOTE 4, LOANS

A summary of the balances of loans follows:

	2004	2003
	(in thousands)	
Commercial and other	**$ 56,231**	$ 53,711
Real estate – construction	**44,228**	32,844
Real estate – mortgage	**263,061**	241,928
Installment loans to individuals	**67,130**	73,844
Tax exempt loans	**2,568**	2,844
Total loans	**$ 433,218**	$ 405,171
Less: Allowance for loan losses	**(4,303)**	(4,833)
Net deferred loan (fees) costs	**35**	(59)
Loans, net	**$ 428,950**	$ 400,279

At December 31, 2004 and 2003, impaired loans amounted to $2.1 million and $2.9 million, respectively. Included in the allowance for loan losses was $747 thousand related to $2.1 million of impaired loans at December 31, 2004, and $1.3 million related to $2.9 million of impaired loans at December 31, 2003. For the years ended December 31, 2004 and 2003, the average recorded investment in impaired loans was $3.1 million and $2.1 million, respectively; and $194 thousand and $174 thousand, respectively, of interest income was recognized on loans while they were impaired.

Information concerning loans which are contractually past due or in non-accrual status is as follows:

	2004	2003
	(in thousands)	
Contractually past due loans – past due 90 days or more and still accruing interest	**$ 1,122**	$ 736
Loans which are in non-accrual status	**$ 402**	$ 243

NOTE 4, LOANS *(continued)*

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers, their immediate families, and companies in which they are principal owners (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The aggregate direct and indirect loans of these persons totaled $4.2 million and $6.9 million at December 31, 2004 and 2003, respectively. These totals do not include loans made in the ordinary course of business to other companies where a director or executive officer of the Bank was also a director or officer of such company but not a principal owner. None of the directors or executive officers had direct or indirect loans exceeding 10% of stockholders' equity at December 31, 2004. Changes to the outstanding loan balances are as follows:

	2004	2003
	(in thousands)	
Balance, beginning of year	**$ 6,915**	$ 2,302
Additions	**1,463**	5,705
Reductions	**(4,173)**	(1,092)
Balance, end of year	**$ 4,205**	$ 6,915

NOTE 5, ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

	2004	2003	2002
		(in thousands)	
Balance, beginning of year	**$ 4,832**	$ 4,565	$ 3,894
Recoveries	**351**	463	383
Provision for loan losses	**850**	1,000	1,700
Loans charged off	**(1,730)**	(1,195)	(1,412)
Balance, end of year	**$ 4,303**	$ 4,833	$ 4,565

NOTE 6, PREMISES AND EQUIPMENT

At December 31, premises and equipment consisted of:

	2004	2003
	(in thousands)	
Land	**$ 3,967**	$ 3,432
Buildings	**16,217**	12,348
Leasehold improvements	**977**	951
Furniture, fixtures and equipment	**10,714**	10,372
	31,875	27,103
Less accumulated depreciation and amortization	**13,332**	12,940
	$ 18,543	$ 14.163

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 amounted to $1.3 million, $1.3 million and $1.4 million, respectively.

NOTE 7, DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2004 and 2003 was $65.6 million and $54.1 million, respectively.

At December 31, 2004 the scheduled maturities of time deposits are as follows:

Year	*(in thousands)*
2005	$ 102,485
2006	29,687
2007	47,145
2008	19,438
2009	11,393
	$ 210,148

NOTE 8, Federal Home Loan Bank Advances and Other Borrowings

The Bank's short-term borrowings include federal funds purchased, securities sold under agreement to repurchase (including $732 thousand and $1.4 million to directors in 2004 and 2003, respectively) and United States Treasury Demand Notes. Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreement to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The United States Treasury Demand Notes are subject to call by the United States Treasury with interest paid monthly at the rate of 25 basis points (1/4%) below the federal funds rate.

The Bank's fixed-rate, long-term debt of $55 million at December 31, 2004 matures through 2013. At December 31, 2004 and 2003, the interest rates ranged from 2.06% to 6.60% and from 1.33% to 6.60%, respectively. At December 31, 2004 and 2003, the weighted average interest rate was 4.29% and 4.27%, respectively.

The contractual maturities of long-term debt are as follows:

	December 31, 2004			2003
	Fixed Rate	Floating Rate	Total	(Fixed only) Total
	(in thousands)			
Due in 2005	$ 5,000	$ —	$ 5,000	$ 5,000
Due in 2006	—	15,000	15,000	10,000
Due in 2009	5,000	—	5,000	5,000
Due in 2010	15,000	—	15,000	15,000
Due in 2012	10,000	—	10,000	10,000
Due in 2013	5,000	—	5,000	5,000
Total long-term debt	$ 40,000	$ 15,000	$ 55,000	$ 50,000

NOTE 9, Employee Benefit Plans

Stock Option Plans

The Company has stock option plans which reserve 429,985 shares of common stock for grants to key employees and directors. Currently, 275,667 shares of common stock from these plans are outstanding at December 31, 2004. The exercise price of each option equals the market price of the Company's common stock on the date of the grant and an option's maximum term is ten years. A summary of the exercisable stock options is presented below:

	Outstanding Beginning of Year	Granted During the Year	Exercised During the Year	Expired During the Year	Outstanding at End of Year
2004					
Shares	262,992	77,100	(60,641)	(3,784)	275,667
Weighted average exercise price	$ 18.13	$ 29.79	$ 14.83	$ 28.65	$ 21.97
2003					
Shares	312,740	—	(45,248)	(4,500)	262,992
Weighted average exercise price	$ 17.68	$ —	$ 14.03	$ 27.91	$ 18.13
2002					
Shares	363,522	—	(47,782)	(3,000)	312,740
Weighted average exercise price	$ 17.03	$ —	$ 12.96	$ 14.20	$ 17.68

At December 31, 2004, exercise prices on outstanding options ranged from $12.27 to $29.79 per share and the weighted average remaining contractual life was 6.2 years.

Information pertaining to options (in thousands) outstanding at December 31, 2004 is as follows:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 12.50	5,640	1.6	$ 12.50	5,640	1.6	$ 12.50
$ 13.83	14,976	2.4	13.83	14,976	2.4	13.83
$ 27.91	68,715	3.4	27.91	68,715	3.4	27.91
$ 12.27	45,870	5.7	12.27	45,870	5.7	12.27
$ 16.13	64,866	6.6	16.13	64,866	6.6	16.13
$ 29.79	75,600	9.6	29.79	—	—	—
$ 12.27-$29.79	275,667	6.2	$ 21.97	200,067	3.5	$ 19.02

NOTE 9, EMPLOYEE BENEFIT PLANS *(continued)*

401(k) Plan

The Company has a 401(k) Plan whereby substantially all employees participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50% of the first 6% of an employee's compensation contributed to the Plan. Matching contributions vest to the employee over a six-year period. The Company may make profit sharing contributions to the Plan as determined by the Board of Directors. Contributions vest to the employee over a seven-year period. For the years ended December 31, 2004, 2003 and 2002, expense attributable to the Plan amounted to $433 thousand, $382 thousand and $392 thousand, respectively.

NOTE 10, INCOME TAXES

The components of the net deferred tax asset, included in other assets, are as follows:

	December 31, 2004	December 31, 2003
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	**$ 1,463**	$ 1,544
Net unrealized loss on pension liability	**—**	459
Interest on non-accrual loans	**24**	43
Foreclosed assets	**64**	69
Capital loss carry forward	**—**	42
Trust organizational cost	**13**	13
	$ 1,564	$ 2,170
Deferred tax liabilities:		
Depreciation	**$ (485)**	(382)
Accretion of discounts on securities	**(10)**	(6)
Net unrealized gain on securities available-for-sale	**(99)**	(835)
Deferred loan fees and costs	**(188)**	(152)
Pension	**(362)**	(251)
	(1,144)	(1,626)
Net deferred tax asset	**$ 420**	$ 544

The components of income tax expense are as follows:

	2004	2003	2002
		(in thousands)	
Current tax expense	**$ 2,808**	$ 2,534	$ 2,515
Deferred tax expense (benefit)	**401**	37	(259)
Reported tax expense	**$ 3,209**	$ 2,571	$ 2,256

A reconciliation of the "expected" Federal income tax expense on income before income taxes with the reported income tax expense follows:

	2004	2003	2002
		(in thousands)	
Expected tax expense (34%)	**$ 4,008**	$ 3,535	$ 3,164
Interest expense on tax exempt assets	**39**	52	76
Tax exempt interest	**(689)**	(785)	(840)
Nonqualified incentive stock options	**—**	(85)	(40)
Officer life	**(156)**	(146)	(114)
Other, net	**7**	—	10
Reported tax expense	**$ 3,209**	$ 2,571	$ 2,256

The effective tax rate for 2004, 2003 and 2002 is 27%, 25% and 24%, respectively.

NOTE 11, LEASE COMMITMENTS

The Bank has noncancellable leases on premises and equipment expiring at various dates, not including extensions to the year 2011. Certain leases provide for increased annual payments based on increases in real estate taxes and the Consumer Price Index.

The total approximate minimum rental commitment at December 31, 2004, under noncancellable leases is $1.5 million which is due as follows:

Year	*(in thousands)*
2005	$ 321
2006	323
2007	325
2008	208
2009	192
Remaining term of leases	153
Total	$ 1,522

The aggregate rental expense of premises and equipment was $322 thousand, $317 thousand and $296 thousand for 2004, 2003 and 2002, respectively.

NOTE 12, PENSION PLAN

The Company provides pension benefits for eligible employees through a defined benefit pension plan. Substantially all employees participate in the retirement plan on a non-contributing basis, and are fully vested after 25 years of service. Information pertaining to the activity in the plan, using a measurement date of December 31, is as follows:

	Years ended December 31	
	2004	2003
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 5,408**	$ 4,562
Service cost	**383**	322
Interest cost	**310**	282
Benefits paid	**(287)**	(255)
Actuarial change	**(242)**	497
Benefit obligation at end of year	**$ 5,572**	$ 5,408
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 3,588**	$ 2,462
Expected return on plan assets	**268**	180
Employer contribution	**921**	1,073
Benefits paid	**(287)**	(255)
Gain (loss) for year	**(239)**	128
Fair value of plan assets at end of year	**$ 4,251**	$ 3,588
Funded status	**$ (1,321)**	$ (1,820)
Unrecognized prior service cost	**5**	6
Unrecognized actuarial gain	**2,381**	2,552
Prepaid pension cost recognized	**$ 1,065**	$ 738
Accumulated benefit obligation	**$ 4,114**	$ 4,008
Assumptions used to determine the benefit obligations at December 31	**2004**	2003
Discount rate	**6.00%**	6.00%
Rate of compensation increase	**4.50%**	4.50%
Amounts recognized in the statement of financial position at December 31		
Prepaid benefit cost	**$ 1,065**	$ 738
Accrued benefit liability	**—**	(1,349)
Intangible asset	**—**	9
Accumulated other comprehensive income	**—**	1,340
	$ 1,065	$ 738

NOTE 12, PENSION PLAN *(continued)*

Components of net periodic pension cost	**Years ended December 31**		
	2004	2003	2002
		(in thousands)	
Service cost	**$ 383**	$ 322	$ 257
Interest cost	**310**	282	260
Actual return on plan assets	**(29)**	(307)	(201)
Amortization of deferred asset gain (loss)	**(239)**	128	—
Amortization of prior service cost	**1**	2	7
Amortization of unrecognized loss	**168**	157	93
Net periodic benefit cost	**$ 594**	$ 584	$ 416

Assumptions used to determine net periodic pension cost	**Years ended December 31**	
	2004	2003
Discount rate	**6.00%**	6.50%
Expected long-term rate of return on plan assets	**8.00%**	8.00%
Annual salary increase	**4.50%**	4.50%

The overall expected long-term rate of return on plan assets was determined based on the current asset allocation and the related volatility of those investments.

Weighted average asset allocations at December 31	**Percentage of Plan Assets**	
	2004	2003
Cash and cash equivalents	**6%**	7%
Government agencies	**22%**	14%
Corporate debt and equity	**71%**	78%
Accrued income	**1%**	1%
	100%	100%

The pension invests in large and mid-cap equities and government and corporate bonds, with the following target allocations: equities 55%, fixed income 40% and cash 5%. The pension does not invest in options or derivatives.

The Company expects to contribute $500 thousand to its pension plan in 2005.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

	(in thousands)
2005	$ 509
2006	$ 161
2007	$ 204
2008	$ 252
2009	$ 121
Years 2010-2014	$1,539
Total	$2,786

NOTE 13, COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities. These commitments and contingencies represent off-balance sheet risk for the Bank. To meet the financing needs of its customers, the Bank makes lending commitments under commercial lines of credit, home equity lines and construction and development loans. The Bank also incurs contingent liabilities related to irrevocable letters of credit.

Off-balance sheet items at December 31 are as follows:

	2004	2003
	(in thousands)	
Commitments to extend credit:		
Home equity lines of credit	**$ 17,669**	$ 16,340
Construction and development loans committed but not funded	**46,154**	57,027
Other lines of credit (principally commercial)	**30,198**	36,178
Total	**$ 94,021**	$ 109,545
Irrevocable letters of credit	**$ 5,240**	$ 1,625

NOTE 13, COMMITMENTS AND CONTINGENCIES *(continued)*

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extensions of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing agreements. Most guarantees extend for less than two years and expire in decreasing amounts through 2006. The Bank does have one guarantee which extends for 10 years and expires in 2014. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds various collateral supporting those commitments for which collateral is deemed necessary.

Various legal claims arise from time to time in the normal course of business, which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

NOTE 14, FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumption used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amounts of cash and short-term instruments approximate fair values.

Investment securities

Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans receivable

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and time deposits approximate their fair values at the reporting date. Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings

The carrying amounts of federal funds purchased, securities sold under agreement to repurchase, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term borrowings

The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest

The carrying amounts of accrued interest approximate fair value.

Commitments to extend credit and irrevocable letters of credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2004 and 2003, the fair value of loan commitments and irrevocable letters of credit was immaterial.

The estimated fair values, and related carrying or notional amounts, of the Company's financial instruments are as follows:

	December 31,			
	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets:				
Cash and cash equivalents	$ 13,573	$ 13,573	$ 33,353	$ 33,353
Securities available-for-sale	201,380	201,380	172,859	172,859
Securities held-to-maturity	9,424	9,542	12,389	12,922
Loans, net of allowances for loan losses	428,950	425,474	400,279	401,546
Accrued interest receivable	3,051	3,051	3,078	3,078
Financial liabilities:				
Noninterest-bearing deposits	101,527	101,527	114,101	114,101
Savings deposits	200,485	200,450	180,307	180,307
Time deposits	210,148	208,478	196,014	197,880
Federal funds purchased, repurchase agreements and other borrowings	48,928	48,928	39,818	39,818
Federal Home Loan Bank advances	55,000	57,007	50,000	53,705
Accrued interest payable	995	995	931	931

NOTE 15, REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet miminum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Company and the Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain mimimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2004 and 2003, are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands)			
December 31, 2004:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 69,139	15.35%	$ 36,033	8.00%	$ N/A	N/A
Old Point National Bank	62,642	14.04%	35,693	8.00%	44,617	10.00%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	68,805	14.45%	19,046	4.00%	N/A	N/A
Old Point National Bank	62,404	13.14%	18,997	4.00%	28,495	6.00%
Tier 1 Capital to Average Assets:						
Consolidated	68,805	9.95%	27,660	4.00%	N/A	N/A
Old Point National Bank	62,404	9.09%	27,461	4.00%	34,326	5.00%
December 31, 2003:						
Total Capital to Risk Weighted Assets:						
Consolidated	62,827	15.17%	33,132	8.00%	N/A	N/A
Old Point National Bank	57,357	13.93%	32,940	8.00%	41,175	10.00%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	61,191	14.06%	17,409	4.00%	N/A	N/A
Old Point National Bank	55,754	12.82%	17,396	4.00%	26,094	6.00%
Tier 1 Capital to Average Assets:						
Consolidated	61,191	9.74%	25,130	4.00%	N/A	N/A
Old Point National Bank	55,754	8.94%	24,946	4.00%	31,182	5.00%

The approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the Bank's net profits for that year combined with its retained net profits for the preceding two calendar years. Under this formula, the banking subsidiary can distribute as dividends to the Company in 2005, without approval of the Office of the Comptroller of the Currency, $11.7 million plus an additional amount equal to the Bank's retained net profits for 2005 up to the date of any dividend declaration.

NOTE 16, QUARTERLY DATA (UNAUDITED)

Year Ended December 31,	2004				2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)							
Interest and dividend income	$ 8,649	$ 8,544	$ 8,265	$ 8,181	$ 8,219	$ 8,165	$ 8,388	$ 8,394
Interest expense	(2,453)	(2,339)	(2,263)	(2,194)	(2,214)	(2,316)	(2,492)	(2,620)
Net interest income	6,196	6,205	6,002	5,987	6,005	5,849	5,896	5,774
Provision for loan losses	(200)	(300)	(200)	(150)	(100)	(300)	(300)	(300)
Net interest income, after provision for loan losses	5,996	5,905	5,802	5,837	5,905	5,549	5,596	5,474
Noninterest income	2,302	2,415	2,556	2,148	1,835	1,921	1,910	1,801
Noninterest expenses	(5,365)	(5,432)	(5,247)	(5,129)	(5,121)	(4,882)	(4,926)	(4,666)
Income before income taxes	2,933	2,888	3,111	2,856	2,619	2,588	2,580	2,609
Provision for income taxes	(844)	(795)	(805)	(764)	(651)	(624)	(640)	(656)
Net income	$ 2,089	$ 2,093	$ 2,306	$ 2,092	$ 1,968	$ 1,964	$ 1,940	$ 1,953
Earnings per common share:								
Basic	$ 0.52	$ 0.52	$ 0.58	$ 0.53	$ 0.49	$ 0.50	$ 0.49	$ 0.50
Diluted	$ 0.51	$ 0.51	$ 0.57	$ 0.51	$ 0.49	$ 0.48	$ 0.47	$ 0.48

NOTE 17, CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Financial information pertaining to Old Point Financial Corporation (parent company only) is as follows:

Balance Sheets	December 31, 2004	2003
	(in thousands)	
Assets		
Cash and cash equivalents	$ 632	$ 635
Investment with Old Point National Bank	975	500
Securities available-for-sale	1,065	1,269
Securities held-to-maturity	915	1,015
Investment in common stock of subsidiaries	65,535	59,890
Other assets	17	6
Total assets	$ 69,139	$ 63,315
Liabilities and Stockholders' Equity		
Deferred tax liability	$ —	$ 16
Total liabilities	—	16
Stockholders' equity	69,139	63,299
Total liabilities and stockholders' equity	$ 69,139	$ 63,315

Statements of Income

Years Ended December 31,	2004	2003	2002
		(in thousands)	
Income:			
Dividends from subsidiary	$ 2,500	$ 2,200	$ 1,850
Interest on investments	99	104	98
Securities gains	127	—	—
Other income	144	144	144
Total income	2,870	2,448	2,092
Expenses:			
Salary and benefits	327	305	282
Stationery, supplies and printing	35	31	30
Service fees	80	89	80
Other operating expenses	24	12	5
Total expenses	466	437	397
Income before income taxes and equity in undistributed net income of subsidiaries	2,404	2,011	1,695
Income tax benefit	53	87	77
	2,457	2,098	1,772
Equity in undistributed net income of subsidiaries	6,123	5,727	5,279
Net income	$ 8,580	$ 7,825	$ 7,051

Statement of Cash Flows

Years Ended December 31,	2004	2003	2002
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 8,580	$ 7,825	$ 7,051
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(6,123)	(5,727)	(5,279)
Net gain on sale of available-for-sale securities	(127)	—	—
Decrease (increase) in other assets	(11)	2	(2)
Decrease in other liabilities	(16)	—	—
Net cash provided by operating activities	2,303	2,100	1,770
Cash flows from investing activities:			
Proceeds from sale of investment securities	262	—	—
Maturities and calls of investment securities	100	100	1,000
Purchases of investment securities	—	(100)	(2,000)
Payments for investments in subsidiaries	(800)	—	—
Repayment of investments in subsidiaries	325	—	600
Net cash used in investing activities	(113)	—	(400)
Cash flows from financing activities:			
Proceeds from issuance of common stock	754	427	378
Repurchase and retirement of common stock	(466)	—	—
Cash dividends paid on common stock	(2,481)	(2,140)	(1,776)
Net cash used in financing activities	(2,193)	(1,713)	(1,398)
Net increase (decrease) in cash and cash equivalents	(3)	387	(28)
Cash and cash equivalents at beginning of year	635	248	276
Cash and cash equivalents at end of year	$ 632	$ 635	$ 248

Old Point Financial Corporation/ Old Point National Bank Board of Directors

James Reade Chisman
President
J.R. Chisman Development Co.

Dr. Richard F. Clark
Pathologist (retired)
Sentara Hampton General Hospital

Russell Smith Evans, Jr.
Assistant Treasurer and Corporate Fleet Manager
Ferguson Enterprises

G. Royden Goodson, III
President
Warwick Heating and Plumbing

Dr. Arthur D. Greene
Surgeon-Partner
Tidewater Orthopaedic Associates

Gerald E. Hansen, CIC
President
Chesapeake Insurance Services

Stephen D. Harris
Attorney-at-Law / Partner
Geddy, Harris, Franck & Hickman, L.L.P.

John Cabot Ishon
President
Hampton Stationery

Eugene M. Jordan
Attorney-at-Law (retired)

John B. Morgan, II
President
Morgan-Marrow Insurance

Louis G. Morris
President
Old Point National Bank

Dr. H. Robert Schappert
Retired - President
Beechmont Veterinary Associates

Robert F. Shuford
Chairman of the Board
Old Point Financial Corporation

Melvin R. Zimm
Attorney-at-Law/Member
Glasser and Glasser, P.L.C.

Old Point National Bank Williamsburg Regional Board

Stephen D. Harris
Attorney-at-Law / Partner
Geddy, Harris, Franck & Hickman, L.L.P.

Michael J. Fox
Assistant to the President and Secretary to the Board of Visitors
College of William and Mary

Peter V. Henderson
President
Henderson, Inc.

Timothy K. Johnston, D.D.S.

Dr. Thomas L. Munzel
President
Pulmonary & Sleep Consultants of Williamsburg

Kimber A. Smith
President
Prudential McCardle Realty

Ronald A. Staples
President
R.A. Staples Contracting Company

Mildred B. West
Director of Special Projects
College of William and Mary

Old Point National Bank Southside Regional Board

Dr. Mason C. Andrews
Professor of Obstetrics and Gynecology
Eastern Virginia Medical School

Robert G. Bielat
Certified Public Accountant
Cherry, Bekaert & Holland, L.L.P.

Jane C. Gardner
Retired Broadcaster

Gerald E. Hansen, CIC
President
Chesapeake Insurance Services

James L. Knox
President
Knox Studios, Inc.

Tom B. Langley, P.E., L.S.
President
Langley & McDonald

Robert L. Riddle, CCIM
President
Riddle Associates, Inc.

William Christopher Wood
Vice President
JD & W, Inc.

Melvin R. Zimm
Attorney-at-Law/Member
Glasser and Glasser, P.L.C.

Old Point Trust & Financial Services, N.A. Board

Dr. Richard F. Clark
Pathologist (retired)
Sentara Hampton General Hospital

Cyrus A. Dolph, IV
Attorney
Dolph, Rappaport, Hardy & Hull, P.L.C.

Dr. Arthur D. Greene
Surgeon-Partner
Tidewater Orthopaedic Associates

John Cabot Ishon
President
Hampton Stationery

Eugene M. Jordan, II
President
Old Point Trust & Financial Services, N.A.

W. Rodney Rosser
Retired President
Old Point Trust & Financial Services, N.A.

Robert F. Shuford
Chairman of the Board
Old Point Financial Corporation

Rebekah Ellen Clark Thacker
General Manager / District Vice President
BFI Waste Services, L.L.C.

Continued on next page



Old Point Financial Corporation Officers

Robert F. Shuford
Chairman, President & Chief Executive Officer

Louis G. Morris
*Executive Vice President/*OPNB

Eugene M. Jordan, II
Executive Vice President/Trust

Cary B. Epes
Senior Vice President/ Business Development & Lending

Margaret P. Causby
Senior Vice President/ Risk Management

Laurie D. Grabow
Chief Financial Officer & Senior Vice President/Finance

Cheryl L. Roane
General Auditor

Sandra S. Routten
Corporate Administrative Officer

Robert F. Shuford, Jr.
Senior Vice President/Operations

Katie B. Weeks
Senior Vice President/ Human Resources

Old Point National Bank Officers

Robert F. Shuford
Chairman

Louis G. Morris
President & Chief Executive Officer

Audit

Cheryl L. Roane
Audit Director

Suzanne P. Christein
Audit Officer

Marsha R. Hahan
Audit Officer

Loan Review

Sharon M. Davidson
Senior Loan Review Officer

Bryan K. Landrum
Assistant Vice President

Branch Administration

Steven D. Hussell
Senior Vice President

Sandra W. Anderson
Branch Officer

Tammy H. Baber
Vice President

Susan G. Bartlome
Vice President

L. Deanie Bradshaw
Branch Officer

Laura G. Colvin
Branch Officer

Cheryl T. Farrior
Assistant Vice President

M. Denise Fitzgerald
Assistant Vice President

Shelby H. Fulcher
Assistant Vice President

Melissa L. Hanbury
Branch Officer

Susan C. Harman
Assistant Vice President

Sylvia W. Hazelwood
Branch Officer

Debra A. Izbicki
Assistant Vice President

Faith O. Jones
Assistant Vice President

Deborah B. Kaufman
Branch Officer

Dianne H. LeMay
Assistant Vice President

Barbara R. Mason
Branch Officer

Beverly A. Milligan
Branch Officer

Sharon L. Van Luyn-Prater
Branch Officer

Cheryl E. Ziff
Assistant Vice President

Human Resources

Katie B. Weeks
Senior Vice President

Renée H. Lewis
Administrative Officer

Marketing

Lani Chisman Davis
Senior Vice President

Risk Management

Margaret P. Causby
Executive Vice President/ CRA & Compliance Officer

Frances A. Oliver
Vice President

Cynthia M. Scheg
Vice President

Operations

Robert F. Shuford, Jr.
Executive Vice President/ Chief Operating Officer

Martin O. Cross
Account Services Officer

Patricia A. Orendorff
Senior Vice President

Jean Evans Parra
Electronic Banking Officer

Jeffery R. Sandford
Senior Vice President

Information Technology

Darrell G. Riddick
Vice President

Jenny L. Hudson
Information Systems Officer

Business Development & Lending

Cary B. Epes
Executive Vice President/ Chief Lending Officer

Hampton Region

David M. Begor
Vice President

Wayne P. Kitelyn
Mortgage Loan Officer

Michael O. Marks
Senior Vice President

Henry L. Mills
Vice President

David E. Pasko
Vice President

Deborah D. Stoddard
Commercial Services Officer

Livingston F. Whiting, III
Assistant Vice President

Newport News Region

Thaddeus B. Holloman
Senior Vice President

R. Harrell Mann
Vice President

Wayne D. Morrison
Assistant Vice President

Deborah A. Richardson
Assistant Vice President

Williamsburg Region

Frank W. Haislip
Senior Vice President

Susan L. Williams
Vice President

Southside Region

James H. Newsom, III
Senior Vice President

Dan E. Grubb
Commercial Account Officer

Retail Banking

Stephanie J. Dickens
Assistant Vice President

Katherine K. McLawhorn
Assistant Vice President

Credit Administration

Andrew D. Perkins
Senior Vice President / Chief Credit Officer

Alfred F. Smith
Assistant Vice President

Finance

Laurie D. Grabow
Executive Vice President / Chief Financial Officer

Cynthia C. Tyo
Accounting Officer

Sales

Thomas S. Vitaletti
Vice President/UVEST Investment Consultant

EUGENE M. JORDAN, II
President & Chief Executive Officer

Administration

C. KAY ALLIGOOD
Senior Vice President

Karen A. Compton
Vice President / Trust Officer

S. Patricia Meir
Trust Officer

Michelle C. Whittington
Vice President / Trust Operations Officer

Robert T. Cowling
Trust Officer

Employee Benefits

THERESA A. SHEEHAN
Vice President / Trust Officer

Andrea Price
Employee Benefits Officer

Investments

MCKIM WILLIAMS, JR.
Senior Vice President

Theodore R. Walden, Jr.
Investment Officer

Tax

TONI D. DEAN
Tax Officer

retirees



Carol Sue Tyler, the "voice of Old Point," retired in 2004 after 36 years of service. Although Carol Sue worked in many areas of the Bank throughout her long career, her friendly voice and upbeat personality as Switchboard Operator made her a mini-celebrity in the community. Many of our customers told us they would call the Bank simply to have Carol Sue tell them what offbeat holiday (Mickey Mouse's birthday, etc.) was being observed that day.

Carol Sue received more compliments than any other employee did during her career. She was also active in community events, particularly Phoebus events, and represented the Bank well. In retirement, she plans to stay active in the community and to play golf. We wish her the best.



Francis J. "Buzzy" Dwyer began his career with Old Point in 1976 as manager of the West Mercury office. Since then, he has held many positions within the Bank, most recently as Senior Vice President and Business Development Officer. During his career with the Company, he served on the boards of numerous charitable organizations, giving of his time and effort to make our community a better place to live. Buzzy also acted as liaison between the Bank and several professional and municipal organizations.

An avid golfer, Buzzy plans to spend his retirement time on the links and with family.



THE
OLD
POINT
NATIONAL
BANK

Old Point Trust &
Financial Services, N.A.



757-728-1200

Subsidiaries of Old Point Financial Corporation

757-599-2200

Member FDIC

www.oldpoint.com

3711-AR-05